EXHIBIT 99.1

Equinox Gold's Greenstone Project: On Schedule, On Budget

All dollar amounts shown in United States dollars unless otherwise noted

VANCOUVER, BC, July 27, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) is pleased to provide an update on construction progress at its Greenstone Project in Ontario, Canada. The Greenstone Project is being developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group and will be one of the largest gold mines in Canada, producing more than 400,000 ounces of gold annually for the first five years and more than five million ounces of gold over its initial 14-year mine life. Construction progress at Greenstone is documented in a photo gallery on Equinox Gold's website at www.equinoxgold.com and select photos are included in this news release.

Recent Highlights (at July 22, 2022 unless otherwise noted)

  On schedule – The Greenstone Project is 35% complete and on schedule to pour gold in the first half of 2024.
  On budget – The Greenstone Project remains on budget. At June 30, 2022, 56% of total capital costs had been contracted and Greenstone had spent $315 million (26%) of its $1.23 billion construction budget (100% basis).
  Positive results from Independent Quantitative Risk Assessment – An independent quantitative risk assessment confirmed the validity of the schedule and construction budget based on detailed engineering and construction progress and concluded the Greenstone Project remains on schedule and on budget.
  Earthworks 48% complete – Overall earthworks are well advanced and slightly ahead of schedule. Plant site earthworks are 76% complete, tailings facility earthworks are 29% complete and the Highway 11 realignment earthworks are 39% complete.
  Structural concrete 37% complete and structural steel 21% complete – Structural concrete and structural steel are ahead of schedule and on track to have the majority of buildings essentially complete and ready to enclose by year end so work can continue indoors during the winter months.
  Pre-production mining commencing Q4 2022 – Four CAT 793 (250 tonne) haul trucks have been delivered and are being assembled and the first Komatsu PC-5500 excavator will be assembled during Q3 2022.

Christian Milau, CEO of Equinox Gold, stated: "The Greenstone team has done great work staying on schedule and on budget, despite the challenges of starting construction during COVID and dealing with inflationary and supply chain issues. The independent quantitative risk assessment of our schedule and construction budget has provided additional comfort that we're on track to deliver the project as planned in the first half of 2024.

"Excellent earthworks progress during the winter months means we can focus on concrete foundations and steel structures during the summer and fall and enclose the majority of buildings before year end, which will allow us to maintain productivity during the winter months. We look forward to hosting an investor and analyst tour in September to showcase construction progress."

Results of Independent Quantitative Risk Assessment

Valency Inc., a global provider of construction project assurance solutions and quantitative risk assessments, recently completed a thorough quantitative risk assessment ("QRA") of the Greenstone Project schedule, material quantities and cost forecast. Prior to the QRA, the Greenstone Project team completed a full review of the Greenstone Project schedule and cost, including equipment and material delivery dates and construction timelines, key assumptions used in the cost estimate including market trends, and material quantity estimates based on final engineering, which was essentially complete at the end of June. The QRA concluded that the schedule and budget as reported in Equinox Gold's October 27, 2021 news release remain valid and achievable, and the project remains on track to pour gold in the first half of 2024.

Greenstone Project Progress

Greenstone Project construction progress is summarized below, and a number of construction photos are included toward the end of this news release.

Area	Progress to Date (at July 22, 2022 unless otherwise noted)
Safety

•       More than 1 million work hours complete (at July 15, 2022) with no lost-time injuries

•       Total Recordable Injury Frequency rate of 1.46 per 200,000 hours worked

•       Site mitigation protocols for COVID-19 remain robust and effective

Budget	• Project remains on budget, as confirmed by recent independent QRA. At June 30, 2022:
     -       26% of total cost had been spent
     -       56% of total cost had been contracted
     -       28% of total cost had been awarded on a fixed cost basis
- Inflationary pressures to date have been mitigated through offsetting savings opportunities and the budgeted contingency
Earthworks, Concrete and Steel

•       Earthworks are 48% complete (including plant site, tailings storage facility, Goldfield Creek diversion, Highway 11 realignment, water management infrastructure)

•       Structural concrete is 37% complete

•       Structural steel is 21% complete

Total Overall Progress	• Overall project is 35% complete and on schedule to pour gold in the first half of 2024 - Detailed engineering is essentially complete - Procurement is 37% complete - Construction is 28% complete
Process Plant

•       Process plant is 14% complete with major equipment delivery tracking on schedule

•       Concrete placement is 33% complete, structural steel erection commenced in late June and is 8% complete

•       Near-term focus is on steel erection and completion of the majority of building enclosures prior to winter

•       Work on underground services will commence in Q3 2022

Tailings Facility and Water Management

•       Tailings facility is on schedule at 29% complete

•       Earthworks and fish habitat for new Goldfield Creek pathway is complete

•       Permanent water effluent treatment plant is on track for commissioning in Q3 2022

Power Plant and Electrical

•       Power plant is 18% complete, with concrete foundations scheduled for completion in August for first genset delivery

•       A lump sum contract for mechanical, piping, electrical and instrumentation has been awarded on budget

•       Connection to the Enbridge natural gas pipeline is on schedule

Site Infrastructure

•       Construction office, administration office, plant site fuel station and reagent cold storage buildings are complete and operational

•       Sewage treatment plant is on track for commissioning in Q3 2022

•       Truck shop and warehouse are 24% complete and on track for availability in Q4 2022

Mobile Equipment and Mining

•       Four CAT 793 250-tonne haul trucks have been delivered and are being assembled

•       First Komatsu PC-5500 excavator will be assembled in Q3 2022

•       On schedule to commence pre-production mining in Q4 2022

•       Commitment agreed on mobile equipment lease financing for $78 million, deferring approximately $53 million of initial capital spend

Infrastructure Repositioning

•       Relocation of Highway 11 is ahead of schedule and 39% complete

•       Relocation of Ministry of Transportation Patrol Yard is 55% complete

•       Hydro One infrastructure relocation is on schedule, major equipment has been ordered

Important Milestones

Construction activities during the summer and fall will be focused on earthworks, concrete foundations and steel structures with the intention of having the majority of buildings essentially complete by year end. Process and power plant equipment will be delivered and installed through the remainder of the year and into H1 2023.

Important construction milestones include:

  Independent QRA review of schedule and budget: June 2022
  Process plant steel erection underway: June 2022
  Administration building complete: July 2022
  Delivery and assembly of pre-production fleet of four trucks and excavators: Q2-Q3 2022
  Permanent water effluent treatment plant ready for use: Q3 2022
  Commence installation of gensets in power plant, power building enclosed: Q3 2022
  Start of pre-production mining: Q4 2022
  Truck shop, warehouse, process plant (HPRG, crushing and main buildings) ready to enclose: Q4 2022
  Leach tanks installed: Q4 2022
  Ball mills received: Q1 2023
  Crushers installed: Q3 2023
  TSF complete: Q4 2023
  Highway 11 realignment complete: Q4 2023
  Commissioning: Q1-Q2 2024
  Gold pour: Q2 2024

Additional information about the Greenstone Project, including a breakdown of the construction budget and expenditures, technical specifications for the equipment and construction progress, will be available and updated regularly on Equinox Gold's website at www.equinoxgold.com.

Equinox Gold Contacts

Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Construction Photos

Figure 1 – Concrete foundations for leach tanks (foreground left), steel structure for west end process plant (foreground right), administration building (back right), truck shop (back centre), power plant (back left)

Figure 2 – Primary and secondary crushers

Figure 3 – Pre-production truck fleet being assembled

Figure 4 – Highway 11 realignment

Figure 5 – Relocated Ministry of Transportation Patrol Yard

Figure 6 – Site overview

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance construction and achieve production at Greenstone, the Company's ability to work effectively with Orion and with Greenstone's Indigenous partners, and the Company's expectations regarding construction timelines and costs for Greenstone, production capabilities and future financial or operating performance of Greenstone. Forward-looking statements or information generally identified by the use of the words "on track", "on schedule", "remain", "focus", "estimate", and similar expressions and phrases or statements that certain actions, events or results "will", "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for gold remaining as estimated; construction and development at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; the timely delivery and commissioning of equipment required for the start of production at Greenstone; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the ability to realize cost savings through leasing of mobile equipment; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 15:02e 27-JUL-22